UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

Gravity Co., Ltd
(Name of Issuer)

Common Stock , Par Value Won 500 Per Share
(Title of Class of Securities)

38911N107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,635.25
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 40,635.25
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,635.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,564
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,564
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,564
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,564
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS MERGER ARBITRAGE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS LEVEREGED MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,199.25
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 66,199.25
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,199.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 402,628.25
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 402,628.25
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,628.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,058.25
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 377,058.25
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,058.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON SAFE HARBOR MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON SAFE HARBOR INVESTMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,257.5
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,257.5
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,257.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,257.5
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,257.5
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,257.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,257.5
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,257.5
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,257.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,257.5
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,257.5
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,257.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,257.5
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,257.5
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,257.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

This Amendment No. 12 (“Amendment No. 12”) amends the statement on Schedule 13D dated March 28, 2006 as amended by Amendment No. 1 dated May 2, 2006, Amendment No. 2 dated May 23, 2006, Amendment No. 3 dated June 1, 2006, Amendment No. 4 dated July 14, 2006, Amendment No. 5 dated July 26, 2006, Amendment No. 6 dated August 22, 2006, Amendment No. 7 dated August 25, 2006, Amendment No. 8 dated October 31, 2006, Amendment No. 9 dated November 8, 2006, Amendment No. 10 dated November 20, 2006 and Amendment No. 11 dated February 13, 2008 (the “Original Statement”).  Any capitalized terms used in this Amendment No. 12 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Since the filing of Amendment No. 11:

i.	Starboard Value and Opportunity Master Fund, Ltd. changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”).

ii.	RCG Enterprise Ltd changed its name to Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”).

iii.	RCG Ambrose Master Fund, Ltd changed its name to Ramius Merger Arbitrage Master Fund Ltd (“Merger Arbitrage Master Fund”).

iv.	RCG Halifax, Ltd changed its name to Ramius Leveraged Multi-Strategy Master Fund Ltd (“Leveraged Multi-Strategy Master Fund”).

v.	Ramius Master Fund, Ltd changed its name to Ramius Multi-Strategy Master Fund Ltd (“Multi-Strategy Master Fund”).

vi.	Ramius Capital Group, L.L.C. changed its name to Ramius LLC (“Ramius”).

vii.
Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Ramius Master Fund and Safe Harbor Master Fund transferred the shares of Common Stock directly owned by each entity to RCG PB and, as such, no longer own any shares of Common Stock.  Accordingly, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Ramius Master Fund, Safe Harbor Master Fund and Safe Harbor Investment are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 12 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by the Reporting Persons were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 443,257.5 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $3,195,657, excluding brokerage commissions.

CUSIP NO. 38911N107

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 6,948,900 shares of Common Stock outstanding, as of December 31, 2008, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report of Foreign Private Issuers on Form 20-F, filed with the Securities and Exchange Commission on June 30, 2009.

By virtue of the communications among the Reporting Persons and representatives of Moon Capital Management LP and certain of its affiliates (collectively, “Moon Capital”) and certain actions related to the matters more fully described in that certain Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and Moon Capital as to the sharing of certain information and expenses attached as Exhibit III to the Original Statement, the Reporting Persons may be deemed to be a “group” with Moon Capital for purposes of the Securities Exchange Act of 1934, as amended.  On the basis of information provided to the Reporting Persons by Moon Capital, the Reporting Persons believe that Moon Capital is the beneficial owner of an aggregate of 1,943,864 ADSs and 105,971 shares of Common Stock, representing in the aggregate approximately 8.5% of the outstanding shares of Common Stock.  The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons’ management and control.  The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by Moon Capital (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under Moon Capital’s management and control.

Since the filing of Amendment No. 11, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Ramius Master Fund and Safe Harbor Master Fund transferred the shares of Common Stock directly owned by each entity to RCG PB and, as such, no longer own any shares of Common Stock.

Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief.

A.	Value and Opportunity Master Fund

(a)	As of the date of this filing, Value and Opportunity Master Fund beneficially owns 40,635.25 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,635.25
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,635.25

(c)	The transactions in the shares of Common Stock by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 38911N107

B.	Parche

(a)	As of the date of this filing, Parche beneficially owns 25,564 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,564

(c)	The transactions in the shares of Common Stock by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)
As the sole non-managing member of Parche and owner of all economic interests therein, Enterprise Master Fund may be deemed the beneficial owner of the 25,564 shares of Common Stock beneficially owned by Parche.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,564

(c)
Enterprise Master Fund did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Parche are set forth in Schedule A and are incorporated by reference.

D.	RCG PB

(a)	As of the date of this filing, RCG PB beneficially owns 377,058.25 shares of Common Stock.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 377,058.25
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 377,058.25

(c)	The transactions in the shares of Common Stock by RCG PB during the past 60 days are set forth in Schedule A and are incorporated by reference.

E.	Ramius Advisors

(a)
As the investment advisor of each of Enterprise Master Fund and RCG PB, Ramius Advisors may be deemed the beneficial owner of (i) 25,564 shares of Common Stock beneficially owned by Parche and (ii) 377,058.25 shares of Common Stock beneficially owned by RCG PB.

Percentage: Approximately 5.8%

CUSIP NO. 38911N107

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 402,628.25
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 402,628.25

(c)
Ramius Advisors did not enter into any transactions in the Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

F.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 40,635.25 shares of Common Stock owned by Value and Opportunity Master Fund and (ii) 25,564 shares of Common Stock owned by Parche.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 66,199.25
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 66,199.25

(c)
RCG Starboard Advisors did not enter into any transactions in the Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

G.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 40,635.25 shares of Common Stock owned by Value and Opportunity Master Fund, (ii) 25,564 shares of Common Stock beneficially owned by Parche and (iii) 377,058.25 shares of Common Stock beneficially owned by RCG PB.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 443,257.5
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 443,257.5

(c)
Ramius did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 38911N107

H.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 40,635.25 shares of Common Stock owned by Value and Opportunity Master Fund, (ii) 25,564 shares of Common Stock beneficially owned by Parche and (iii) 377,058.25 shares of Common Stock beneficially owned by RCG PB.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 443,257.5
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 443,257.5

(c)
C4S did not enter into any transactions in the Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

I.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon may be deemed the beneficial owner of (i) 40,635.25 shares of Common Stock owned by Value and Opportunity Master Fund, (ii) 25,564 shares of Common Stock beneficially owned by Parche and (iii) 377,058.25 shares of Common Stock beneficially owned by RCG PB.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 443,257.5
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 443,257.5

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Common Stock in the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On July 10, 2009, Value and Opportunity Master Fund, Parche, RCG PB, Enterprise Master Fund, RCG Starboard Advisors, Ramius Advisors, Ramius, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss  (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 12 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 38911N107

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1        Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, RCG PB, Ltd, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated July 10, 2009.

CUSIP NO. 38911N107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD		RCG PB, LTD
By:	RGC Starboard Advisors, LLC, its investment manager	By:	Ramius Advisors, L.L.C., its investment advisor
By:	Ramius LLC, its sole member	By:	Ramius LLC, its sole member
By:	C4S & Co., L.L.C., its managing member	By:	C4S & Co., L.L.C., its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C., its investment advisor	By:	Ramius Advisors, L.L.C., its investment advisor
By:	Ramius LLC, its sole member	By:	Ramius LLC, its sole member
By:	C4S & Co., L.L.C., its managing member	By:	C4S & Co., L.L.C., its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		SAFE HARBOR MASTER FUND, L.P
By:	Ramius Advisors, L.L.C., its investment advisor	By:	Safe Harbor Investment Ltd., its general partner
By:	Ramius LLC, its sole member
By:	C4S & Co., L.L.C., its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ADVISORS, LLC
By:	Ramius Advisors, L.L.C., its investment advisor	By:	Ramius LLC, its sole member
By:	Ramius LLC, its sole member	By:	C4S & Co., L.L.C., its managing member
By:	C4S & Co., L.L.C., its managing member

CUSIP NO. 38911N107

PARCHE, LLC		RCG STARBOARD ADVISORS, LLC
By:	RCG Starboard Advisors, LLC, its managing member	By:	Ramius LLC, its sole member
By:	Ramius LLC, its sole member	By:	C4S & Co., L.L.C., its managing member
By:	C4S & Co., L.L.C., its managing member	SAFE HARBOR INVESTMENT LTD.

RAMIUS LLC
		By:	C4S & Co., L.L.C., as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 38911N107

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities (Sold)	Price ($)	Date of Sale

Parche, LLC
American depositary shares	[1]	(225,349)	1.6101	07/08/09
American depositary shares		(19,555)	1.5943	07/09/09

Ramius Value and Opportunity Master Fund Ltd

American depositary shares	(77,105)	1.6101	07/08/09
American depositary shares	(31,083)	1.5943	07/09/09

RCG PB, Ltd

American depositary shares	(337,546)	1.6101	07/08/09
American depositary shares	(207,362)	1.5943	07/09/09

1 The American depositary shares each represent one-fourth of a share of Common Stock.